LAIDLAW & COMPANY (UK) LTD.
546 Fifth Avenue, 5th Floor
New York, New York 10036

May 13, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	PhaseRx, Inc.

Registration Statement on Form S-1

File No. 333-210811

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on May 17, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that through the date hereof, the preliminary prospectus, dated May 2, 2016 and the preliminary prospectus, dated May 6, 2016, was distributed (either in print or electronic form) approximately as follows:

Sent to Underwriters:	0
Sent to Dealers:	0
Sent to Institutional Investors:	558
Sent to Others:	298
Total:	856

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

LAIDLAW & COMPANY (UK) LTD.

as representative of the underwriters

By: /s/ Hugh Regan

Name: Hugh Regan

Title: Executive Director